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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934





                                 Amtech Corporation
--------------------------------------------------------------------------------
                                  (Name of Issuer)

                                   Common Stock,
                             par value $0.01 per share
--------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                      032329104
--------------------------------------------------------------------------------
                                   (CUSIP Number)

                                   April 22, 1998
--------------------------------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed: / / Rule 13d-1(b)
          /X/ Rule 13d-1(c)
          / / Rule 13d-1(d)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 6 Pages


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                                     SCHEDULE 13G

CUSIP No. 032329104                       Page 2 of 6 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Antonio R. Sanchez Jr.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     1,228,461
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     9,375
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  1,228,461
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  9,375
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,277,212
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     7.52%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

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                                                   Page 3 of 6 Pages

ITEM 1(a)  NAME OF ISSUER:

           Amtech Corporation

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           19111 Dallas Parkway
           Suite 300
           Dallas, Texas 75287-3106

ITEM 2(a)  NAME OF PERSON FILING:

           Antonio R. Sanchez, Jr.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               1920 Sandman
               Laredo, Texas 78041

ITEM 2(c)  CITIZENSHIP:

           United States

ITEM 2(d)  TITLE OF CLASS OF SECURITIES:

           Common Stock, par value $0.01 per share

ITEM 2(e)  CUSIP NUMBER:

           032329104

ITEM 3     STATUS OF PERSON FILING:

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
           (b)  [  ] Bank as defined in section 3(a)(6) of the Act (15
                     U.S.C. 78c);
           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
           (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
           (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
           (g)  [  ] A parent holding company or control person in
                     accordance with Section 240.13d-1(b)(1)(ii)(G);
           (h)  [  ] A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813);

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                                                       Page 4 of 6 Pages

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
           (j)  [  ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Section 240.13d-1(c), check this box. [X]

ITEM 4  OWNERSHIP:

        (a)  Amount Beneficially Owned: 1,277,212 shares of Common Stock.

                  Of the 1,277,212 shares reported in this Item 4(a),
             131,251 shares are owned by family members of Mr. Sanchez or by trusts for which Mr. Sanchez serves as trustee or is a beneficiary. Of such 131,251 shares, (i) 9,375 shares are held by family members of Mr. Sanchez, (ii) 82,500 shares, over which Mr. Sanchez exercises voting, investment and disposition power, are held in trusts for which Mr. Sanchez acts as trustee for the benefit of other persons, (iii) 39,376 shares, over which Mr. Sanchez does not have voting, investment or disposition powers, are held in a trust for the benefit of Mr. Sanchez and certain of his family members. The number of shares reported in this Item 4(a) also includes 35,000 shares that Mr. Sanchez has the right to acquire under outstanding stock options that are currently exercisable or that become exercisable within 60 days of April 30, 1998.

        (b) Percent of Class: 7.52% (Based on 16,944,563 shares of Common Stock outstanding, as reported in the issuer's annual report on Form 10-K for the year ended December 31, 1997).

        (c)  Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote: 1,228,461 shares of Common Stock

             (ii)  shared power to vote or to direct the vote:  9,375

             (iii) sole power to dispose or to direct the disposition
                   of:  1,228,461 shares of Common Stock

             (iv) shared power to dispose or to direct the disposition of: 9,375

ITEM 5  OWNERSHIP OF 5% OR LESS OF A CLASS:

        Not applicable

ITEM 6  OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

        Persons other than the reporting person have the right to receive dividends from, and the proceeds from the sale of, 131,251 of the 1,277,212 shares, as reported in Item 4(a).

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                                                      Page 5 of 6 Pages


ITEM 7  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
        ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
        COMPANY:

        Not applicable

ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

        Not applicable

ITEM 9  NOTICE OF DISSOLUTION OF GROUP:

        Not applicable

ITEM 10 CERTIFICATION:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                       Page 6 of 6 Pages


                                        SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Date:  April 30, 1998

                                   /s/ ANTONIO R. SANCHEZ, JR.
                                   -------------------------------------
                                   ANTONIO R. SANCHEZ, JR.